# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vacasa, Inc., CIK 0001874944
CUSIP: 91854V206
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 850 NW 13TH AVENUE, PORTLAND, Oregon (OR), 97209
Date of event which requires filing of this statement: 12/30/2024
Filed by CIK 0001596118
Persons authorized to receive notices and communications: Lisa Wong, 70 Willow Road, Suite 100, Menlo Park, California (CA), 94025, (650) 618-7300; Kelli Schultz-Panas, 2475 Hanover Street, Palo Alto, California (CA), 94304, (650) 251-5148

## Reporting persons
- RW Industrious Blocker L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 825,103; shared voting power 0; sole dispositive power 825,103; shared dispositive power 0; aggregate amount beneficially owned 825,103 (5.3% of the class)
- RW Vacasa AIV L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 736,409; shared voting power 0; sole dispositive power 736,409; shared dispositive power 0; aggregate amount beneficially owned 736,409 (4.5% of the class)
- Riverwood Capital Partners II (Parallel-B) L.P. (CIK 0001596118): type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 408,591; shared voting power 0; sole dispositive power 408,591; shared dispositive power 0; aggregate amount beneficially owned 408,591 (2.5% of the class)
- RCP III (A) Blocker Feeder L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 34,784; shared voting power 0; sole dispositive power 34,784; shared dispositive power 0; aggregate amount beneficially owned 34,784 (0.2% of the class)
- RCP III Blocker Feeder L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 277,833; shared voting power 0; sole dispositive power 277,833; shared dispositive power 0; aggregate amount beneficially owned 277,833 (1.8% of the class)
- RCP III Vacasa AIV L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 238,680; shared voting power 0; sole dispositive power 238,680; shared dispositive power 0; aggregate amount beneficially owned 238,680 (1.5% of the class)
- RCP III (A) Vacasa AIV L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 72,607; shared voting power 0; sole dispositive power 72,607; shared dispositive power 0; aggregate amount beneficially owned 72,607 (0.5% of the class)
- Riverwood Capital Partners III (Parallel-B) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 178,985; shared voting power 0; sole dispositive power 178,985; shared dispositive power 0; aggregate amount beneficially owned 178,985 (1.1% of the class)
- Riverwood Capital II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,970,103; shared voting power 0; sole dispositive power 1,970,103; shared dispositive power 0; aggregate amount beneficially owned 1,970,103 (11.7% of the class)
- Riverwood Capital GP II Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,970,103; shared voting power 0; sole dispositive power 1,970,103; shared dispositive power 0; aggregate amount beneficially owned 1,970,103 (11.7% of the class)
- Riverwood Capital III L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 802,889; shared voting power 0; sole dispositive power 802,889; shared dispositive power 0; aggregate amount beneficially owned 802,889 (5% of the class)
- Riverwood Capital GP III Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 802,889; shared voting power 0; sole dispositive power 802,889; shared dispositive power 0; aggregate amount beneficially owned 802,889 (5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.00001 per share
Name of issuer: Vacasa, Inc.
Address of issuer's principal executive offices: 850 NW 13TH AVENUE, PORTLAND, Oregon (OR), 97209
Comment: The Reporting Persons (as defined below) previously reported beneficial ownership of shares of Class A common stock, par value $0.00001 per share (the "Common Stock") of Vacasa, Inc., a Delaware corporation (the "Issuer" or the "Company") on a Schedule 13G filed with the Securities and Exchange Commission ("SEC") on February 14, 2022 pursuant to Rule 13d-1(d) of the Act. For the reasons described herein, the Reporting Persons are now reporting their beneficial ownership of Common Stock on this Schedule 13D (the "Schedule 13D").

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"):

1. RW Industrious Blocker L.P. (a Delaware limited partnership),
2. RW Vacasa AIV L.P. (a Delaware limited partnership),
3. Riverwood Capital Partners II (Parallel-B) L.P. (an Ontario limited partnership),
4. RCP III (A) Blocker Feeder L.P. (a Delaware limited partnership),
5. RCP III Blocker Feeder L.P. (a Delaware limited partnership),
6. RCP III Vacasa AIV L.P. (a Delaware limited partnership),
7. RCP III (A) Vacasa AIV L.P. (a Delaware limited partnership),
8. Riverwood Capital Partners III (Parallel-B) L.P. (a Cayman Islands exempted limited partnership),
9. Riverwood Capital II L.P. (a Cayman Islands exempted limited partnership),
10. Riverwood Capital GP II Ltd. (a Cayman Islands exempted company),
11. Riverwood Capital III L.P. (a Cayman Islands exempted limited partnership), and
12. Riverwood Capital GP III Ltd. (a Cayman Islands exempted company).

The general partner of RW Industrious Blocker L.P., RW Vacasa AIV L.P., and Riverwood Capital Partners II (Parallel-B) L.P. (collectively, the "Riverwood Capital II Funds") is Riverwood Capital II L.P. The general partner of Riverwood Capital II L.P. is Riverwood Capital GP II Ltd. Riverwood Capital II L.P. and Riverwood Capital GP II Ltd. may be deemed to have voting and dispositive power over, and be deemed to be indirect beneficial owners of, shares directly held by the Riverwood Capital II Funds. All investment decisions with respect to the shares held by the Riverwood Capital II Funds are made by a majority vote of an investment committee comprised of several members. All voting decisions over the shares held by the Riverwood Capital II Funds are made by a majority vote of Riverwood Capital GP II Ltd.'s shareholders. No single natural person controls investment or voting decisions with respect to the shares held by the Riverwood Capital II Funds. The shareholders and investment committee members of Riverwood Capital GP II Ltd. disclaim beneficial ownership of all shares held by the Riverwood Capital II Funds for the purposes of Sections 13(d) and 13(g) of the Act.

The general partner of RCP III (A) Blocker Feeder L.P., RCP III Blocker Feeder L.P., RCP III Vacasa AIV L.P., RCP III (A) Vacasa AIV L.P., and Riverwood Capital Partners III (Parallel-B) L.P. (collectively, the "Riverwood Capital III Funds" and together with the Riverwood Capital II Funds, the "Riverwood Funds") is Riverwood Capital III L.P. The general partner of Riverwood Capital III L.P. is Riverwood Capital GP III Ltd. Riverwood Capital III L.P. and Riverwood Capital GP III Ltd. may be deemed to have voting and dispositive power over, and be deemed to be indirect beneficial owners of, shares directly held by the Riverwood Capital III Funds. All investment decisions with respect to the shares held by the Riverwood Capital III Funds are made by a majority vote of an investment committee comprised of several members. All voting decisions over the shares held by the Riverwood Capital III Funds are made by a majority vote of Riverwood Capital GP III Ltd.'s shareholders. No single natural person controls investment or voting decisions with respect to the shares held by the Riverwood Capital III Funds. The shareholders and investment committee members of Riverwood Capital GP III Ltd. disclaim beneficial ownership of all shares held by the Riverwood Capital III Funds for the purposes of Sections 13(d) and 13(g) of the Act.

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.
Residence or business address: The principal business office of each of the Reporting Persons is 70 Willow Road, Suite 100, Menlo Park, CA 94025.
Present principal occupation or employment:
The principal business of each of the Riverwood Capital II Funds and the Riverwood Capital III Funds is directly or indirectly investing in securities. The principal business of Riverwood Capital II L.P. is performing the functions of, and serving as, the general partner (or similar position) of the Riverwood Capital II Funds and certain affiliated funds. The principal business of Riverwood Capital GP II Ltd. is performing the functions of, and serving as, the general partner (or similar position) of Riverwood Capital II L.P. and certain affiliated entities. The principal business of Riverwood Capital III L.P. is performing the functions of, and serving as, the general partner (or similar position) of the Riverwood Capital III Funds and certain affiliated funds. The principal business of Riverwood Capital GP III Ltd. is performing the functions of, and serving as, the general partner (or similar position) of Riverwood Capital III L.P. and certain affiliated entities.

Certain information concerning the identity and background of each of the directors and executive officers of Riverwood Capital GP II Ltd. and Riverwood Capital GP III Ltd. is set forth in Exhibit C attached hereto, which is incorporated herein by reference in response to this Item 2.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the other persons set forth on Exhibit C attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the other persons set forth on Exhibit C attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See row 6 of each cover page of this Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 4 of this Schedule 13D is incorporated by reference herein.

In October 2017, the Riverwood Capital II Funds acquired 50,675,675 Series B Preferred Units from Vacasa LLC (predecessor to Vacasa Holdings LLC) in exchange for consideration consisting of approximately $75.0 million cash.

In September 2018, the Riverwood Capital II Funds acquired 12,500,000 Series B-2 Preferred Units from Vacasa LLC in exchange for consideration consisting of $25.0 million in cash.

In September 2019, Vacasa LLC issued an aggregate of 15,000,000 Series B-3 Preferred Units and warrants to purchase 1,499,999 Series B-3 Preferred Units or Series C Preferred Units ("Preferred Warrants") to the Riverwood Funds for an aggregate cash purchase price of $30.0 million.

In October 2019, Vacasa LLC issued an aggregate of 16,223,229 Series C-1 Preferred Units to the Riverwood Funds upon the conversion of the Series B-3 Preferred Units and the cancellation of the Preferred Warrants previously issued to the Riverwood Funds, in each case, for no additional consideration.

In May 2020, the Riverwood Funds purchased $15.0 million in aggregate principal amount of the D-1 Convertible Notes issued by Vacasa Holdings LLC, a Cayman Islands limited liability company and wholly owned subsidiary of the Issuer ("Company LLC"), which were subsequently converted in the Business Combination (defined below) into Vacasa Units (defined below).

The source of funds used for the cash purchases described above were general funds available to the Riverwood Funds, including capital contributions from their respective investors.

On July 28, 2021, the Issuer entered into a business combination agreement with TPG Pace Solutions Corp. ("TPG Pace"), Company LLC, and certain other holders and parties thereto, relating to a proposed business combination between TPG Pace and the Issuer (the "Business Combination"). The Business Combination closed on December 6, 2021.

In connection with the Business Combination and certain related restructurings, immediately following the closing of the Business Combination: (i) RW Industrious Blocker L.P. directly held 16,502,075 shares of Common Stock; (ii) RW Vacasa AIV L.P. directly held 135,751 shares of the Common Stock and 14,592,445 shares of Common Stock issuable on a one-for-one basis upon redemption of common units of Company LLC ("Vacasa Units") and an equal number of paired shares of Class B common stock, par value $.00001 per share of the Issuer (the "Class B Common Stock"), (iii) Riverwood Capital Partners II (Parallel-B) L.P. directly held 75,320 shares of Common Stock and 8,096,506 shares of Common Stock issuable on a one-for-one basis upon redemption of Vacasa Units and an equal number of paired shares of Class B Common Stock; (iv) RCP III (A) Blocker Feeder L.P. directly held 695,685 shares of Common Stock; (v) RCP III Blocker Feeder L.P. directly held 5,556,670 shares of Common Stock; (vi) RCP III Vacasa AIV L.P. directly held 43,998 shares of Common Stock and 4,729,635 shares of Common Stock issuable on a one-for-one basis upon redemption of Vacasa Units and an equal number of paired shares of Class B Common Stock; (vii) RCP III (A) Vacasa AIV L.P. directly held 13,384 shares of Common Stock and 1,438,769 shares of Common Stock issuable on a one-for-one basis upon redemption of Vacasa Units and an equal number of paired shares of Class B Common Stock; and (viii) Riverwood Capital Partners III (Parallel-B) L.P. directly held 32,995 shares of Common Stock and 3,546,736 shares of Common Stock issuable on a one-for-one basis upon redemption of Vacasa Units and an equal number of paired shares of Class B Common Stock.

On October 2, 2023, the Issuer completed a 1-for-20 reverse stock split of the outstanding shares of Common Stock, Class B Common Stock and Class G Common Stock (the "Stock Split"). As a result of the Stock Split, (i) RW Industrious Blocker L.P. directly holds 825,103 shares of Common Stock; (ii) RW Vacasa AIV L.P. directly holds 6,787 shares of the Common Stock and 729,622 shares of Common Stock issuable on a one-for-one basis upon redemption of Vacasa Units and an equal number of paired shares of Class B Common Stock, (iii) Riverwood Capital Partners II (Parallel-B) L.P. directly holds 3,766 shares of Common Stock and 404,825 shares of Common Stock issuable on a one-for-one basis upon redemption of Vacasa Units and an equal number of paired shares of Class B Common Stock; (iv) RCP III (A) Blocker Feeder L.P. directly holds 34,784 shares of Common Stock; (v) RCP III Blocker Feeder L.P. directly holds 277,833 shares of Common Stock; (vi) RCP III Vacasa AIV L.P. directly holds 2,199 shares of Common Stock and 236,481 shares of Common Stock issuable on a one-for-one basis upon redemption of Vacasa Units and an equal number of paired shares of Class B Common Stock; (vii) RCP III (A) Vacasa AIV L.P directly holds 669 shares of Common Stock and 71,938 shares of Common Stock issuable on a one-for-one basis upon redemption of Vacasa Units and an equal number of paired shares of Class B Common Stock; and (viii) Riverwood Capital Partners III (Parallel-B) L.P. directly holds 1,649 shares of Common Stock and 177,336 shares of Common Stock issuable on a one-for-one basis upon redemption of Vacasa Units and an equal number of paired shares of Class B Common Stock. Unless otherwise noted in this Schedule 13D, beneficial ownership of Common Stock is reported on a post-split basis and takes into account the Stock Split.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

On December 30, 2024, the Issuer and Company LLC entered into an Agreement and Plan of Merger (the "Merger Agreement") with Casago Holdings, LLC, a Delaware limited liability company ("Parent"), Vista Merger Sub II Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Company Merger Sub"), and Vista Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent ("LLC Merger Sub"). Upon the terms and subject to the conditions set forth in the Merger Agreement, (a) LLC Merger Sub will merge with and into Vacasa Holdings LLC (the "LLC Merger"), with Vacasa Holdings LLC surviving the LLC Merger as a wholly owned subsidiary of Parent and (b) Company Merger Sub will merge with and into the Issuer (the "Company Merger" and together with the LLC Merger, the "Mergers"), with the Issuer surviving the Company Merger.

At the effective time of the Company Merger (the "Company Merger Effective Time"), (a) each share of Common Stock issued and outstanding immediately prior to the Company Merger Effective Time will be converted into the right to receive $5.02 in cash, without interest, subject to potential downward adjustment in accordance with the terms and conditions set forth in the Merger Agreement, (as adjusted, the "Merger Consideration"), and (b) each share of Class B Common Stock issued and outstanding immediately prior to the Company Merger Effective Time will automatically be canceled and cease to exist. At the effective time of the LLC Merger (the "LLC Merger Effective Time"), each of the Vacasa Units and Class G Units of Company LLC (each, a "Company LLC Unit") issued and outstanding immediately prior to the LLC Merger Effective Time and after the Company LLC Units Redemptions (as defined in the Merger Agreement), other than (i) the Rollover Units (as defined below), (ii) the Company LLC Units owned by Parent or its wholly owned subsidiaries and (iii) the Company LLC Units owned by the Issuer or any of its wholly owned subsidiaries, will automatically be canceled and forfeited for no consideration.

If the Mergers are consummated, the Common Stock will be delisted from Nasdaq and deregistered under the Exchange Act as promptly as practicable after the effective time of the Company Merger.

The Merger if entered into and consummated, would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a delisting of Common Stock from Nasdaq and the Common Stock becoming eligible for termination of registration pursuant to Section 12(g) of the Act.

Support Agreements

In connection with the Mergers, as a condition and inducement to Parent's willingness to enter into the Merger Agreement and concurrently with the execution and delivery of the Merger Agreement, certain existing stockholders of the Issuer, including the Riverwood Funds (collectively, the "Rollover Stockholders"), entered into Support Agreements with the Issuer, Parent and the other parties thereto, pursuant to which, among other things, the Rollover Stockholders have agreed to support the transactions contemplated by the Merger Agreement and vote in favor of the matters to be submitted to the Issuer's stockholders in connection with the Mergers, refrain from soliciting or supporting other Acquisition Proposals (as defined in the Merger Agreement) and contribute, directly or indirectly, and immediately prior to the Company LLC Units Redemptions, the Class G Conversions, the Issuance (as defined in the Merger Agreement) and the LLC Merger Effective Time, all of the Issuer shares and Company LLC Units held by them (such units, the "Rollover Units") to Parent in exchange for certain equity interests of such owner of Parent, on the terms and subject to the conditions set forth in the Support Agreements and thereafter such Issuer stock and Company LLC Units shall be contributed to Parent.

The Support Agreements will terminate upon the earliest to occur of the closing of the Mergers, the valid termination of the Merger Agreement in accordance with its terms, and an amendment to the Merger Agreement without the prior written consent of the Rollover Stockholders that reduces the amount of the Merger Consideration or changes the form of the Merger Consideration or the written consent of the parties thereto.

Tax Receivable Agreement

Concurrently with the execution and delivery of the Merger Agreement, the Company and Company LLC entered into that certain Amendment No 1. to the Tax Receivable Agreement (as defined below) (the "TRA Amendment") with SLP Venice Holdings, L.P., as the Representative, and the Majority TRA Holders signatory thereto (including the Riverwood Funds), pursuant to which the Majority TRA Holders agreed to amend the Tax Receivable Agreement, dated as of December 6, 2021 (the "Tax Receivable Agreement"), by and among the Company, Company LLC and the other parties thereto, to provide for the termination of the Tax Receivable Agreement and release the Company, Company LLC and the other parties thereto from any further rights or obligations under the Tax Receivable Agreement, including with respect to the payment of all or any portion of any Early Termination Payment (as defined in the Tax Receivable Agreement) or any other amounts owed pursuant to the Tax Receivable Agreement. If the Merger Agreement is terminated prior to the closing of the Mergers, the TRA Amendment will be void and of no force and effect and the Tax Receivable Agreement will remain in full force and effect as if the TRA Amendment had not become effective.

The Tax Receivable Agreement with the TRA Parties (as defined therein) provides for the payment by Issuer to such TRA Parties (or their transferees or assignees) of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Issuer realizes (determined by using certain assumptions) in for a period of time as a result of (i) certain increases in tax basis that occur as a result of (A) any acquisition of Vacasa Units from Company LLC from certain Existing VH Holders (as defined therein) in the Business Combination, (B) exercises of the redemption rights under the limited liability company agreement of Company LLC by certain holders of Company LLC to exchange their Vacasa Units for shares of Common Stock or cash and (C) payments made under the Tax Receivable Agreement; (ii) any net operating losses or certain other tax attributes that become available to Issuer to offset income or gain realized after a series of certain blocker mergers; (iii) an existing tax basis associated with Company LLC or its subsidiaries, the benefit of which is allocable to Issuer, as a result of exchange of Vacasa Units for Common Stock of Issuer or cash; and (iv) tax benefits related to imputed interests deemed to be paid by Issuer as a result of any payments that Issuer makes under the Tax Receivable Agreement. In the event of a change of control (as defined in the Tax Receivable Agreement), the Tax Receivable Agreement will automatically terminate.

The foregoing descriptions of the Merger Agreement, Support Agreement, TRA Amendment and Tax Receivable Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, Support Agreement, TRA Amendment and Tax Receivable Agreement, which are attached hereto as Exhibits D and E, F and G and are incorporated herein by reference.

Notwithstanding the above, the Reporting Persons intend to regularly review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced in this Schedule 13D, as may be amended from time to time, and any limitations imposed by the Issuer's financial position and strategic direction, actions taken by the Issuer's Board of Directors (the "Board"), price levels of the Issuer's securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate.

In their capacity as significant stockholders of the Issuer, the Reporting Persons may take an active role in working with the Issuer's management and the Board on operational, financial and strategic initiatives and may engage in communications with one or more other stockholders or other securityholders of the Issuer as well. Each of the Reporting Persons, in its capacity as a shareholder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Except as set forth herein, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any individuals listed in Exhibit C attached hereto, currently has any plan or proposal that would relate to, or result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions. The Reporting Persons may, at any time, review or reconsider their position, change their purpose and/or formulate plans with respect to the Issuer, or change their investment intent to acquire additional shares of Common Stock, or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them, or to convert shares of Class B Common Stock and Vacasa Units into shares of Common Stock, in each case, in any manner permitted by law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

As of the date hereof the Reporting Persons may be deemed to beneficially own an aggregate of 2,772,992 shares of the Issuer's Common Stock, consisting of (i) 825,103 shares of Common Stock held by RW Industrious Blocker L.P., (ii) 6,787 shares of Common Stock held by RW Vacasa AIV L.P. and 729,622 shares of Common Stock issuable on a one-for-one basis upon redemption of Vacasa Units and an equal number of paired shares of Class B Common Stock held by such entity, (iii) 3,766 shares of Common Stock held by Riverwood Capital Partners II (Parallel-B) L.P. and 404,825 shares of Common Stock issuable on a one-for-one basis upon redemption of Vacasa Units and an equal number of paired shares of Class B Common Stock held by such entity, (iv) 34,784 shares of Common Stock held by RCP III (A) Blocker Feeder L.P., (v) 277,833 shares of Common Stock held by RCP III Blocker Feeder L.P., (vi) 2,199 shares of Common Stock held by RCP III Vacasa AIV L.P. and 236,481 shares of Common Stock issuable on a one-for-one basis upon redemption of Vacasa Units and an equal number of paired shares of Class B Common Stock held by such entity, (vii) 669 shares of Common Stock held by RCP III (A) Vacasa AIV L.P. and 71,938 shares of Common Stock issuable on a one-for-one basis upon redemption of Vacasa Units and an equal number of paired shares of Class B Common Stock held by such entity, and (viii) 1,649 shares of Common Stock held by Riverwood Capital Partners III (Parallel-B) L.P. and 177,336 shares of Common Stock issuable on a one-for-one basis upon redemption of Vacasa Units and an equal number of paired shares of Class B Common Stock held by such entity, representing an aggregate of approximately 16.0% of the issued and outstanding shares of the Issuer's Common Stock calculated pursuant to Rule 13d-3 of the Exchange Act.

The Vacasa Units represent limited liability company units of Company LLC and an equal number of paired shares of Class B Common Stock, which, pursuant to the limited liability company agreement of Company LLC, are together redeemable by the holder on a one-for-one basis for, at the option of the Issuer into (i) one share of Common Stock, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions or (ii) an equivalent amount of cash. Upon redemption, Company LLC will cancel and retire for no consideration the redeemed shares of Class B Common Stock. Shares of Class B Common Stock of the Issuer have no economic rights and each share of Class B Common Stock entitles its holder to 1 vote per share.

The percentages of beneficial ownership in this Schedule 13D are based on 15,705,353 shares of Common Stock of the Issuer outstanding as of November 4, 2024, as reflected in the Issuer's Quarterly Report on Form 10-Q, which was filed with the Securities and Exchange Commission on November 8, 2024, plus the shares of Common Stock that may be received by each Reporting Person upon redemption of Vacasa Units and shares of Class B Common Stock of the Issuer, as applicable.

As a result of the execution and delivery of the Support Agreements by the Riverwood Funds, Silver Lake Group, L.L.C. and its affiliated entities ("SLG"), and certain entities affiliated with Level Equity Management, LLC (collectively, "Level" and the Riverwood Funds, Level, and SLG, together the "Supporting Stockholders"), the Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d) of the Exchange Act with Level and SLG. Based on information provided by Level and SLG to the Reporting Persons, as of the date hereof, the Supporting Stockholders beneficially own an aggregate of 10,322,190 shares of Common Stock, consisting of (i) 4,602,703 shares of Common Stock and (ii) 5,719,487 shares of Common Stock issuable on a one-for-one basis upon redemption of Vacasa Units and an equal number of paired shares of Class B Common Stock, representing approximately 48.2% of the outstanding shares of Common Stock (based on 21,424,840 shares outstanding which includes 15,705,353 shares of Common Stock outstanding as of as of November 4, 2024, as reflected in the Issuer's Quarterly Report on Form 10-Q, which was filed with the Securities and Exchange Commission on November 8, 2024, plus the 5,719,487 shares of Common Stock that may be received upon redemption of Vacasa Units and shares of Class B Common Stock of the Issuer, as applicable). The beneficial ownership of the Reporting Persons does not include any shares of Common Stock, Vacasa Units or Class B Common Stock which may be beneficially owned by the other Supporting Stockholders and each of the Reporting Persons disclaims beneficial ownership over any such shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, neither the Reporting Person nor to the best knowledge of the Reporting Person, any other person named in Exhibit C, has effected any transaction in Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

Registration Rights Agreement

On December 6, 2021, the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") with TPG Sponsor (as defined therein), TPG Pace and certain existing equity holders of Vacasa Holdings (the "Vacasa Holders" and, together with the Issuer, TPG Sponsor, TPG Pace, the "RRA Parties"). Under the Registration Rights Agreement, following the closing of the Business Combination, the Issuer filed a registration statement permitting the offer and resale of the Issuer's Common Stock held by each RRA Party as of the date of the Registration Rights Agreement and that they may acquire thereafter, including upon the exercise, conversion, exchange or redemption of any other security therefor which security is held by such RRA Party immediately following the closing of the Business Combination (the "Registrable Securities"). The Issuer will also provide certain RRA Parties with certain customary demand registration rights, subject to the lock-up restrictions set forth in the Registration Rights Agreement. Under the Registration Rights Agreement, the RRA Parties will also have "piggyback" registration rights that allow them to include their Registrable Securities in certain registrations initiated by the Issuer. Subject to customary exceptions, RRA Parties will also have the right to request one or more underwritten offerings of Registrable Securities if the total offering price of the shares to be sold in such offering (before deduction of underwriting discounts) is reasonably expected to exceed, in the aggregate, $75.0 million.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as Exhibit B to this Schedule 13D and incorporated herein by reference.

Non-Employee Director Compensation

Pursuant to the Stockholders Agreement dated December 6, 2021 by and among the Issuer and the other parties thereto, Mr. Jeffrey Parks, a Director and Managing Partner of each of Riverwood Capital GP II Ltd., and Riverwood Capital GP III Ltd. was appointed to serve as a member of the Board. Directors affiliated with Reporting Persons are entitled to earn director compensation pursuant to the Issuer's standard director compensation arrangements, which compensation is held for the benefit of one or more of the Reporting Persons and/or certain of their affiliates (collectively, "Riverwood"). As of the date hereof, Mr. Parks directly holds 10,246 shares of Common Stock and 20,134 unvested restricted stock units ("RSUs"), scheduled to vest on the earlier of May 21, 2025 or immediately before the Issuer's next annual meeting of stockholders, subject to continued service through such date. Mr. Parks is obligated to transfer such shares of Common Stock and the underlying shares upon vesting and settlement of the RSUs or any proceeds from the sale thereof as directed by Riverwood. The beneficial ownership numbers reported herein do not include any shares of Common Stock and RSUs awarded as director compensation and the Reporting Persons and Mr. Parks disclaim beneficial ownership over such securities.

On May 24, 2022, Mr. Parks was awarded 33,999 RSUs, which are fully vested and converted into shares of Common Stock. On May 23, 2023, Mr. Parks was awarded 170,940 RSUs, which are fully vested and converted into shares of Common Stock. Both the May 24, 2022 and May 23, 2023 grants reflect ownership on a pre-Stock Split basis. On May 21, 2024, Mr. Parks was awarded 20,134 restricted stock units, which vest on the earlier of (a) the first anniversary of the grant date and (b) the date of the Issuer's 2025 annual meeting of stockholders, subject to continued service through such date. The vested restricted stock units will be cashed out pursuant to the terms of the Merger Agreement and the unvested restricted stock units will be cashed out and converted to Parent's management plan, subject to the respective holders' continued service with Parent through the original vesting date.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description

A Joint Filing Agreement*
B Registration Rights Agreement, dated as of December 6, 2021 (incorporated by reference to Exhibit 10.2 of the Issuer's 8-K filed December 9, 2021)
C Certain information concerning the directors and executive officers of Riverwood Capital II L.P., Riverwood Capital III L.P., Riverwood Capital GP II Ltd., and Riverwood Capital GP III Ltd.*
D Merger Agreement (incorporated by reference to Exhibit 2.1 of the Issuer's 8-K filed December 31, 2024)
E Support Agreement (incorporated by reference to Exhibit 10.2 of the Issuer's 8-K filed December 31, 2024)
F TRA Amendment (incorporated by reference to Exhibit 10.4 of the Issuer's 8-K filed December 31, 2024)
G Tax Receivable Agreement (incorporated by reference to Exhibit 10.3 of the Issuer's 10-K filed March 1, 2024)
H Signature Page*

* filed herewith

## Signatures
- RW Industrious Blocker L.P.: /s/ Jeffrey T. Parks, Jeffrey T. Parks, Director of Riverwood Capital GP II Ltd., See Exhibit H (01/07/2025)
- RW Vacasa AIV L.P.: /s/ Jeffrey T. Parks, Jeffrey T. Parks, Director of Riverwood Capital GP II Ltd., See Exhibit H (01/07/2025)
- Riverwood Capital Partners II (Parallel-B) L.P.: /s/ Jeffrey T. Parks, Jeffrey T. Parks, Director of Riverwood Capital GP II Ltd., See Exhibit H (01/07/2025)
- RCP III (A) Blocker Feeder L.P.: /s/ Jeffrey T. Parks, Jeffrey T. Parks, Director of Riverwood Capital GP III Ltd., See Exhibit H (01/07/2025)
- RCP III Blocker Feeder L.P.: /s/ Jeffrey T. Parks, Jeffrey T. Parks, Director of Riverwood Capital GP III Ltd., See Exhibit H (01/07/2025)
- RCP III Vacasa AIV L.P.: /s/ Jeffrey T. Parks, Jeffrey T. Parks, Director of Riverwood Capital GP III Ltd., See Exhibit H (01/07/2025)
- RCP III (A) Vacasa AIV L.P.: /s/ Jeffrey T. Parks, Jeffrey T. Parks, Director of Riverwood Capital GP III Ltd., See Exhibit H (01/07/2025)
- Riverwood Capital Partners III (Parallel-B) L.P.: /s/ Jeffrey T. Parks, Jeffrey T. Parks, Director of Riverwood Capital GP III Ltd., See Exhibit H (01/07/2025)
- Riverwood Capital II L.P.: /s/ Jeffrey T. Parks, Jeffrey T. Parks, Director of Riverwood Capital GP II Ltd., See Exhibit H (01/07/2025)
- Riverwood Capital GP II Ltd.: /s/ Jeffrey T. Parks, Jeffrey T. Parks, Director of Riverwood Capital GP II Ltd., See Exhibit H (01/07/2025)
- Riverwood Capital III L.P.: /s/ Jeffrey T. Parks, Jeffrey T. Parks, Director of Riverwood Capital GP III Ltd., See Exhibit H (01/07/2025)
- Riverwood Capital GP III Ltd.: /s/ Jeffrey T. Parks, Jeffrey T. Parks, Director of Riverwood Capital GP III Ltd., See Exhibit H (01/07/2025)